SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 2001 and 2000


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________


                         Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
             UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN




Dated: June 28, 2002    /s/ Gary W. McKenzie
                        _____________________________________
                        By   Gary W. McKenzie
                             Vice President-Tax

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2001 and 2000                                        2

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2001                                    3

   Notes to Financial Statements                                            4-10

SUPPLEMENTAL SCHEDULE -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     at December 31, 2001                                                   11

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the Northrop Grumman Electronic Sensors &
  Systems Sector Union Represented Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------

Los Angeles, California
June 24, 2002

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                               2001             2000

ASSETS:
  Investments (Notes B, C, D, and E)       $115,594,673     $115,100,177
  Receivables:
    Employer contribution                        41,398           87,866
    Participant contributions                   168,388          274,119
    Accrued investment income                     3,200            4,129
                                           ------------     ------------

           Total assets                     115,807,659      115,466,291

LIABILITIES -
  Accrued administrative expenses                19,640           10,425
                                           ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $115,788,019     $115,455,866
                                           ============     ============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

INVESTMENT (LOSS) INCOME:
  Net depreciation in fair value of investments (Notes B and C)                     $  (6,923,303)
  Plan interest in Northrop Grumman Stable Value Master Trust investment income
     (Notes B, C, D, and E)                                                             4,378,997
  Dividends                                                                               318,687
  Interest and other income                                                                63,586
                                                                                    -------------

           Total investment loss                                                       (2,162,033)
                                                                                    -------------

CONTRIBUTIONS:
  Employer                                                                              2,415,554
  Participant                                                                           7,941,337
                                                                                    -------------

           Total contributions                                                         10,356,891
                                                                                    -------------
DEDUCTIONS:
  Benefits paid to participants (Note B)                                                7,789,580
  Administrative expenses                                                                  73,125
                                                                                    -------------

          Total deductions                                                              7,862,705
                                                                                    -------------

NET INCREASE                                                                              332,153

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                   115,455,866
                                                                                    -------------

  End of year                                                                       $ 115,788,019
                                                                                    =============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Systems Sector of Northrop Grumman Corporation (the "Company"). The Plan covers all union represented employees who are citizens of the United States of America or resident aliens and are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan, formerly named Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "ESSS Plan"), was established by the Company as a successor to the Westinghouse Savings Program (the "Westinghouse Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

      The ESSS Plan included assets for both the union-represented and non-represented participants through March 31, 2000. On April 1, 2000, the ESSS Plan's name was changed to the Northrop Grumman Electronic Sensors
      & Systems Sector Union Represented Employees Savings and Investment
      Plan, and the Plan documents were amended accordingly. Assets related to non-represented participant accounts were transferred to another plan sponsored by the Company.

      Contributions - Plan participants may contribute between 2 and 20 percent of eligible compensation, in increments of 1 percent, on an after-tax basis, a pre-tax basis, or a combination thereof. As of the end of each month, for each dollar a participant contributes, the Company makes a matching contribution of $0.50, subject to a maximum Company matching contribution of 3 percent of eligible compensation for that month.

      A participant, other than a terminated participant, who has received a rollover distribution from a qualified defined contribution plan or a distribution from an Individual Retirement Account, may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant's after-tax contributions, to his or her Standard Account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1 percent.

      Participant Accounts - A separate account is maintained for each participant. Each separate account has three subaccounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the trust are valued daily and take into account earnings and losses of the trust along with appreciation or depreciation, expenses, and distributions.

      Vesting - Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Standard and Tax-Deferred Accounts at all times. Plan participants as of March 1, 1996 who had a 100 percent vested interest in their accounts under the Westinghouse Plan as of February 29, 1996 were 100 percent vested in their Company Matching Contribution Accounts as of March 1, 1996. All other Plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts were not vested in any portion of their Company Matching Contribution Accounts until they had accrued five years of service, at which time they became 100 percent vested in and had a nonforfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100 percent vested upon retirement or death.

      Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1 percent increments, be invested in any of the following 11 investment funds:

         Janus Fund - The Janus Fund invests in the equity securities of large, well-established companies located in both the United States and abroad, with an objective of growth of capital.

         Fidelity Growth & Income Portfolio Fund - The Fidelity Growth & Income Portfolio Fund invests in a combination of common stock, preferred stock, and both foreign and domestic bonds. Its objectives are long-term capital growth, current income, and growth of income.

         American Century Ultra Investors Fund - The American Century Ultra Investors Fund invests in small to medium sized companies, with the objective of achieving capital growth over the long term.

         JPM Institutional Diversified Fund - The JPM Institutional Diversified Fund invests in equity securities of international and domestic companies, both large and small. It will also include a smaller allocation of bonds, including high-grade corporate issues, mortgage-related securities, U.S. government and agency instruments, and private placements.

         JPM Institutional International Equity Fund - The JPM Institutional International Equity Fund invests in equity securities of companies located in foreign, developed countries, with the objective of long-term capital growth.

         Investment Lifecycle Short Range Fund - The Investment Lifecycle Short Range Fund invests in a majority of bonds with smaller allocations of cash investments and stocks, with the objective of providing current income and some growth potential.

         Investment Lifecycle Mid Range Fund - The Investment Lifecycle Mid Range Fund invests in an asset mix consisting of stocks, bonds, and cash investments, with the objective of providing current income and growth potential over the long term.

         Investment Lifecycle Long Range Fund - The Investment Lifecycle Long Range Fund invests in an asset mix consisting of a majority of stocks with smaller allocations of bonds and cash investments, with the objective of providing high total return in the form of growth and income.

         Investment Large Cap Equity (Equity 500) Index Fund - The Investment Large Cap Equity (Equity 500) Index Fund invests in a well-diversified portfolio of stocks, as defined by an established market index. The objective of this fund is to provide the price and yield performance of the S&P 500.

         Northrop Grumman Stable Value Master Trust - The Northrop Grumman Stable Value Master Trust (the "Master Trust"; see Note D) is diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash, and contracts issued by insurance companies and banks. The Master Trust is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

         Northrop Grumman Fund - The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

      The Viacom Incorporated Common Stock Fund was transferred from the Westinghouse Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

      Participant Notes Receivable - Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50 percent of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from
      (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the Plan trustee's prime interest rate on the close of business on the last business day of the preceding calendar month plus 1 percent. Repayments are made from payroll deductions over a period of 12 to 60 months.

      Payment of Benefits - On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age.

      Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

      Withdrawals - A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the Plan document). A nonvested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account, which represents contributions that were not matched by contributions in the Matching Account. A nonvested participant is permitted to make a withdrawal from that portion of his or her Standard Account, which represents contributions that were matched by contributions in the Matching Account only in the case of hardship. A nonvested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A nonvested participant is not permitted to make a withdrawal from the Matching Account.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties - The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - In the accompanying statement of net assets available for plan benefits as of December 31, 2001, the Plan's investments are stated at fair value, except for the investments in insurance and investment contracts included in the Master Trust, which are stated at contract value (see Note E). Quoted market prices are used to determine the fair value of the investments. Notes receivable from participants are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

      Payment of Benefits - Benefits are recorded when paid.

C.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets, as of December 31:

                                                                      2001            2000
         Janus Fund, 346,591 and 367,005 shares, respectively     $ 8,526,129     $12,217,590

         Fidelity Growth & Income Portfolio Fund, 158,262 and
           159,259 shares, respectively                             5,915,835       6,704,821

         American Century Ultra Investor Fund, 212,274 and
           218,734 shares, respectively                             5,867,259       7,080,407

         Viacom Incorporated common stock, 194,621 and
           216,547 shares, respectively                             8,592,517      10,123,572

         Plan Interest in the Northrop Grumman Stable Value
           Master Trust                                            72,755,435      64,809,405

      During 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

         Mutual funds                                                             $(6,615,477)
         Common stock                                                                (307,826)
                                                                                  -----------

         Net depreciation in fair value of investments                             (6,923,303)
         Plan interest in Northrop Grumman Stable Value Master Trust
          investment income                                                         4,378,997
                                                                                  -----------

         Net depreciation                                                         $(2,544,306)
                                                                                  ===========

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE MASTER TRUST

      A portion of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Primco Capital Management. At December 31, 2001 and 2000, the Plan's interests in the net assets of the Master Trust were approximately 5 percent. Investment income and administrative expenses relating to the Master Trust are allocated among the participating plans based upon average monthly balances invested by each plan.

      Investments held in the Master Trust are as follows as of December 31:

                                                                 2001                  2000
         Guaranteed and Synthetic Investment Contracts
          (at contract value)                               $1,330,767,000        $1,275,250,000
         Northrop Retirement Savings Temporary
          Investment Fund                                       44,101,000            14,627,000
                                                            --------------        --------------
         Total                                              $1,374,868,000        $1,289,877,000
                                                            ==============        ==============

      Investment income of the Master Trust was $84,965,000 for the year ended December 31, 2001.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Master Trust are considered to be fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Master Trust holds wrapper contracts in order to manage the market risk and return of certain securities held by the Master Trust. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and is recorded at contract value. The SICs held by the Master Trust had a contract value totaling $1,286,790,000 and $1,264,054,000 at December 31, 2001 and 2000,
      respectively. The fair value of the underlying assets related to the wrapper contracts totaled $1,334,137,000 and $1,292,226,000 as of December 31, 2001 and 2000, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $45,671,000 and $10,987,000 at December 31, 2001 and 2000,
      respectively.

      The following information is disclosed for the investment contracts within the Master Trust as of December 31:

                                                                               2001         2000
         Average yield of assets on December 31                                6.30 %       6.64 %
         Average crediting interest rate of assets at December 31              6.30 %       6.64 %
         Average duration                                                  3.32 years   3.20 years

F.    TRANSACTIONS WITH PARTIES IN INTEREST

      Certain Plan investments represent short-term investments managed by State Street. State Street is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $34,461 for the year ended December 31, 2001. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

H.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated December 15, 2000 that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2001:

         Net assets available for Plan benefits for the financial statements           $115,788,019
         Less:  Amounts allocated to withdrawing participants                               (41,529)
                                                                                       ------------

         Net assets available for Plan benefits per the Form 5500                      $115,746,490
                                                                                       ============

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

         Benefits paid to participants per the financial statements                    $  7,789,580
         Add:  Amounts allocated to withdrawing participants at December 31, 2001            41,529
         Less:  Amounts allocated to withdrawing participants at December 31, 2000             -
                                                                                       ------------

         Benefits paid to participants per the Form 5500                               $  7,831,109
                                                                                       ============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                      Description of Investment, Including
          Identity of Issue, Borrower,                  Maturity Date, Rate of Interest,                              Current
            Lessor or Similar Party                     Collateral, Par or Maturity Value                              Value
  *    Northrop Grumman Stable Value      47,597,649 Shares of participation in Northrop Grumman Stable
         Master Trust                       Value Master Trust                                                     $ 72,755,435

       Viacom Corp.                       194,621 Shares of participation in the Common Stock                         8,592,517

       Janus Fund                         346,591 Shares of participation in the Income Fund                          8,526,129

       Fidelity                           158,262 Shares of Participation in the Growth & Income Fund                 5,915,835

       American Century Mutual Funds      212,274 Shares of Participation in the Ultra Investors Fund                 5,867,259

       Bankers Trust                      39,859 Shares of Participation in the Large Cap Equity Index Fund           5,152,986

  *    Northrop Grumman                   4,402,842 Shares of Participation in the Loan Fund                          4,402,842

  *    State Street                       9,368 Shares of Participation in the Cash/STIF Accounts                       936,752

  *    Northrop Grumman                   9,251 Shares of Participation in the Corporate Stock                          932,593

       Bankers Trust                      71,325 Shares of Participation in the Lifecycle Long Range Fund               756,754

       JPM                                48,313 Shares of Participation in the Institutional Diversified Fund          608,634

       JPM                                60,529 Shares of Participation in the Institutional International
                                            Equity Fund                                                                 515,098

       Bankers Trust                      46,252 Shares of Participation in the Lifecycle Mid Range Fund                451,937

       Bankers Trust                      17,901 Shares of Participation in the Lifecycle Short Range Fund              179,902
                                                                                                                   ------------
                                                                                                                   $115,594,673
                                                                                                                   ============

*  Party-in-interest

                                                                       Exhibit 1
                                                                       ---------









INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement (No. 333-03959) of Northrop Grumman Corporation on Form S-8 of our report dated June 24, 2002, appearing in this annual report on Form 11-K of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
June 24, 2002